EXHIBIT 3.3

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DIME COMMUNITY BANCSHARES, INC.

RESOLUTIONS OF THE BOARD OF DIRECTORS

MARCH 19, 2009

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               Resolved, that the first sentence of Article IV, Section 1 of the Company’s Bylaws be, and hereby is, amended to read as follows:

          “Section 1. Responsibilities; Number of Directors.  The business and affairs of the Corporation shall be under the direction of the Board.  The Board shall consist of not less than five (5) nor more than eleven (11) directors.”

                 Further Resolved, that the proper officers of the Company be, and each of them, acting individually in the name and on behalf of the Company, hereby is, authorized, empowered and directed to take such actions and execute and deliver such documents as they, in their discretion, deem necessary, appropriate or convenient to implement the foregoing resolution.